Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

November 10, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Keane Group, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Keane Group, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock (the “Offering”). The Company is a newly incorporated entity, has had no business transactions or activities to date and was formed solely for the purpose of reorganizing the organizational structure of Keane Group Holdings, LLC (“Keane LLC”) and its direct and indirect consolidated subsidiaries in order for the registrant to be a corporation rather than a limited liability company. As described in the Registration Statement, in connection with, and prior to and/or concurrently with the closing of, the Offering, each member of Keane LLC will directly or indirectly contribute all of its equity interests in Keane LLC to the Company in exchange for shares of common stock of the Company. As a result, Keane LLC and its direct and indirect consolidated subsidiaries will become wholly-owned subsidiaries of the Company.

On behalf of our client, we confirm to you that as of the date of this letter, the Company and Keane LLC are each an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. The Company is newly formed and has had no business transactions or activities since it was formed on October 13, 2016. Keane LLC’s total gross revenues during the fiscal year ended December 31, 2015, its most recently completed fiscal year, were less than $1 billion. Please note this information is disclosed in Keane LLC’s statement of operations included in the Registration Statement on page F-34. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours, /s/ Stuart D. Freedman

Stuart D. Freedman

cc:	Gregory L. Powell, Keane Group, Inc.
Brian Coe, Keane Group, Inc.
Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP

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